UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 8-K

CURRENT REPORT
Pursuant To Section 13 OR 15(d) Of The Securities Exchange Act Of 1934

Date of Report (Date of earliest event reported): August 18, 2008



T H E   D I X I E   G R O U P

THE DIXIE GROUP, INC.

(Exact name of Registrant as specified in its charter)

Tennessee	0-2585	62-0183370
(State or other jurisdiction of incorporation)	(Commission File Number)	(I.R.S. Employer Identification No.)

104 Nowlin Lane - Suite 101, Chattanooga, Tennessee	37421
(Address of principal executive offices)	(zip code)

Registrant's telephone number, including area code (423) 510-7010

Check the appropriate box below if the Form 8-K filing is intended to simultaneously satisfy the filing obligation of the registrant under any of the following provisions (see General Instruction A.2. below):

[ ] Written communications pursuant to Rule 425 under the Securities Act (17 CFR 230.425)

[ ] Soliciting material pursuant to Rule 14a-12 under the Exchange Act (17 CFR 240.14a-12)

[ ] Pre-commencement communications pursuant to Rule 14d-2(b) under the Exchange Act (17 CFR 240.14d-2(b))

[ ] Pre-commencement communications pursuant to Rule 13e-4(c) under the Exchange Act (17 CFR 240.13e-4(c))

Item 8.01   **Other Events.**

On August 18, 2008, The Dixie Group, Inc. entered into a plan, pursuant to the Securities and Exchange Act of 1934, Rule 10b5-1, to facilitate repurchase of shares of its Common Stock under the repurchase plan and authorization announced and reported on August 8, 2007. The previously announced authorization permits the Company to repurchase up to $10 million of the Company's Common Stock. Subject to the requirements of Rule 10b5-1, the Company may make repurchases of its Common Stock under the Plan at prices not to exceed $8.40 per share, and in an aggregate amount limited by its previously announced authorization, reduced by purchases to date. The Plan expires by its terms on November 30, 2008.   Purchases under the plan may not be made prior to August 19, 2008. As provided by the Rule, the Plan may be amended or terminated at any time. A copy of the agreement is attached as Exhibit 99.1 to this report and is incorporated herein by reference.

Item 9.01.   **Financial Statements and Exhibits.**

(c)   Exhibits

(99.1)   Agreement by and between The Dixie Group, Inc. and Stifel, Nicolaus & Company, Incorporated, dated August 18, 2008.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.

Date: August 19, 2008   **THE DIXIE GROUP, INC.**

                                 By: /s/ Gary A. Harmon
                                 Gary A. Harmon
                                 Chief Financial Officer

10b5-1 and 10b-18 Repurchase Plan

This Repurchase Plan, dated August 18, 2008, (the "Repurchase Plan"), is between The Dixie Group, Inc., ("Issuer") and Stifel, Nicolaus & Company, Incorporated ("Broker").

Whereas, the Issuer desires to establish this Repurchase Plan to repurchase shares of its common stock, $3.00 par value per share, (the "Stock"); and

Whereas the Issuer desires to engage Broker to effect repurchases of shares of Stock in accordance with the Repurchase Plan;

NOW, THEREFORE, the Issuer and the Broker hereby agree as follows:

1. Broker shall effect repurchases of shares of Stock (each a "Repurchase") in accordance with Annex A.

2. Broker is authorized to use its reasonable business judgment to determine how, when, or whether to effect the Repurchases referred to above and may make repurchases in the open market or, if requested by Issuer, through privately negotiated transactions; *provided, however,* that Broker shall comply with the applicable requirements of Rule 10b-18 under the Securities Exchange Act of 1934, as amended (the "Exchange Act") in connection with Repurchases of Stock in the open market pursuant to this Repurchase Plan. The Issuer agrees not to take any action that would cause Repurchases not to comply with Rule 10b-18 or Rule 10b5-1 under the Exchange Act. Notwithstanding the foregoing, Broker shall use its best efforts to purchase Stock at or below the then prevailing market price. In making such purchases, Broker shall comply with the following guidelines:

    *   Broker shall make its purchases in accordance with the guidance set forth on Annex A;
    *   Issuer shall have the right to submit new guidelines to adjust for changing market conditions and the Company's financial condition. The Issuer may submit such new guidelines during any trading day in which the Company does not possess material non-public information.

3. This Repurchase Plan shall become effective on August 19, 2008 and shall terminate on the earliest to occur of (a) November 30, 2008, being the date of termination, (b) the bankruptcy, reorganization, liquidation or insolvency of the Issuer, and (c) immediately upon notification by one party to the other party that the Repurchase Plan shall terminate (which notification shall be confirmed in writing).

4. While this Repurchase Plan is in effect, the Issuer agrees not to enter into or alter any corresponding or hedging transaction or position with respect to the Stock covered by this Repurchase Plan (including, without limitation, with respect to any securities

convertible or exchangeable into the Stock) and agrees not to alter or deviate from the terms of this Repurchase Plan, other than as expressly permitted by this plan.

5. The execution and delivery of this Repurchase Plan by the Issuer and the transactions contemplated by this Repurchase Plan will not contravene any provision of applicable law or any agreement or other instrument binding on the Issuer or any of the Issuer's affiliates, or any judgment, order or decree of any governmental body, agency or court having jurisdiction over Issuer or Issuer's affiliates. Issuer agrees to comply with all applicable laws, rules and regulations during the term of and in connection with this Repurchase Plan.

6. Issuer agrees that until this Repurchase Plan has been terminated Issuer shall not (a) enter into a binding contract with respect to the purchase or sale of Stock with another broker, dealer or financial institution, (b) instruct another broker, dealer or financial institution to purchase or sell Stock on Issuer's behalf or (c) adopt a plan for trading Stock other than this Repurchase Plan; *provided, however, that Issuer may enter into a binding contract or instruct another broker, dealer or financial institution to sell or purchase Stock on Issuer's behalf, or adopt a plan for trading Stock other than this Repurchase Plan, if trades pursuant to such plan may not be entered into until after termination of this Repurchase Plan.*

7. Issuer understands that Broker may not be able to effect a Repurchase due to a market disruption or a legal, regulatory or contractual restriction applicable to Broker, as determined by Broker in its sole discretion. If any Repurchase cannot be executed as required by paragraph 1, due to a market disruption or a legal, regulatory or contractual restriction applicable to the Broker, Broker shall effect such Repurchase as promptly as practical after the cessation or termination of such market disruption, applicable restriction or other event.

8. Issuer represents and warrants that he is not aware of material, nonpublic information with respect to the Issuer or any securities of the Issuer (including the Stock), is not subject to any legal, regulatory or contractual restriction or undertaking that would prevent the Broker from conducting a Repurchase in accordance with this Repurchase Plan and is entering into this Repurchase Plan in good faith and not as part of a plan or scheme to evade the prohibitions of Rule 10b5-1. Issuer shall immediately notify the Broker if he becomes subject to a legal, regulatory or contractual restriction or undertaking that would prevent the Broker from making a Repurchase pursuant to this Repurchase Plan, and, in such a case, Issuer and Broker shall cooperate to amend or otherwise revise this Repurchase Plan to take account of such legal, regulatory or contractual restriction or undertaking (provided that neither party shall be obligated to take any action that would be inconsistent with the requirements of Rule 10b5-1(c)).

9. It is the intent of Issuer that this Repurchase Plan comply with the requirements of Rule 10b5-1(c)(1)(i)(B) and Rule 10b-18 under the Exchange Act and this Repurchase Plan shall be interpreted to comply with the requirements thereof. Issuer acknowledges and agrees that Issuer does not have, and shall not attempt to exercise,

any influence over how, when or whether to effect repurchases of Stock pursuant to this Repurchase Plan.

10. Issuer shall be solely responsible for compliance with all statutes, rules and regulations applicable to the Issuer and the transactions contemplated hereby, including without limitation, all reporting and filing requirements. Issuer represents and warrants that the Repurchase Plan and the transactions contemplated hereby are consistent with the Issuer's publicly announced stock repurchase program and that said program has been duly authorized by the Issuer's board of directors.

11. Issuer agrees that Issuer shall not, directly or indirectly, communicate any information relating to the Stock or the Issuer to any employee of Broker or its affiliates who is involved, directly or indirectly, in executing this Repurchase Plan at any time while this Repurchase Plan is in effect, provided, however, that Issuer shall at all times be permitted to provide to Broker any notice expressly required or permitted by this Repurchase Plan.

12. Issuer has consulted with Issuer's own advisors as to the legal, tax, business, financial and related aspects of, and has not relied upon Broker or any person affiliated with Broker in connection with, Issuer's adoption and implementation of this Repurchase Plan. Issuer acknowledges that Broker is not acting as a fiduciary or an advisor for Issuer.

13. Issuer shall pay Broker a maximum fee of $0.05 per share of Stock purchased under this agreement which shall include any and all fees charged Issuer under this Agreement.

14. Broker will send the Issuer written confirmation of purchases on a daily basis showing the date of the transaction, the number of shares purchased, the price paid, settlement dates and its fees for executing the purchases. Such confirmation shall be sent to Gary A. Harmon, Vice President and Chief Financial Officer, 2208 S. Hamilton Street, Dalton GA 30721-4974.

15. This Repurchase Plan shall be governed by and construed in accordance with the laws of the State of Maryland and may be modified or amended only by a writing signed by the parties hereto and the Issuer.

16. Notwithstanding any other provision hereof, Broker shall not be liable to Issuer for:

   i. Special, indirect, punitive, exemplary or consequential damages, or incidental losses or damages of any kind, even if advised of the possibility of such losses or damages or if such losses or damages could have been reasonably foreseen, or

   ii. Any failure to perform or to cease performance or any delay in performance that results from a cause or circumstance that is beyond its reasonable control, including but not limited to failure of electronic or mechanical equipment, strikes, failure of common carrier or utility systems, severe weather, market disruptions or other causes commonly known as "acts of God".

17. Issuer acknowledges and agrees that in performing Issuer's obligations hereunder neither Broker nor any of its affiliates nor any of their respective officers, employees or other representatives is exercising any discretionary authority or discretionary control respecting management of Issuer's assets, or exercising any authority or control respecting management or disposition of Issuer's assets, or otherwise acting as a fiduciary (within the meaning of Section 3(21) of the Employee Retirement Income Security Act of 1974, as amended, or Section 2510.3-21 of the Regulations promulgated by the United States Department of Labor) with respect to Issuer or Issuer's assets. Without limiting the foregoing, Issuer further acknowledges and agrees that neither Broker nor any of its affiliates nor any of their respective officers, employees or other representatives has provided any "investment advice" within the meaning of such provisions, and that no views expressed by any such person will serve as a primary basis for investment decisions with respect to Issuer's assets.

This Repurchase Plan constitutes the entire agreement between the parties with respect to this Repurchase Plan and supercedes any prior agreements or understandings with regard to the Repurchase Plan.

IN WITNESS WHEREOF, the undersigned have signed this Repurchase Plan as of the date first written above.

                              The Dixie Group, Inc.

                              By: /s/ Gary A. Harmon
                                   Name: Gary A. Harmon
                                   Title: Vice President and Chief Financial
                                   Officer

                              STIFEL, NICOLAUS & COMPANY,
                              INCORPORATED

                              By: /s/ Hugh P. Milmoe
                                   Name: Hugh P. Milmoe
                                   Title: Vice President

Annex A

This Annex, dated August 18, 2008, provides guidelines for purchase under the RULE 10B5-1 AND 10B-18 STOCK REPURCHASE AGGREEMENT ("Agreement") executed between The Dixie Group, Inc. (Issuer) and Stifel, Nicolaus & Company, Incorporated ("Broker") on August 18, 2008.

Transactions:

Broker will make its rule 10b-18 purchases (as defined in Rule 10b-18 of the Securities Exchange Act of 1934) in accordance with the following guidelines:

Broker shall use its best efforts to purchase Stock at or below the then prevailing market price, but in no event shall Broker make any purchases that in the aggregate exceed $5.0 million from August 19, 2008 forward or at a price above $8.40:

The company reserves the right, from time to time, to request that Broker conduct a "block" purchase of Common Stock, as defined in and in accordance with 10b-18, but outside the provisions of Rule 10b5-1.

IN WITNESS WHEREOF, the parties have caused this Annex to be signed by their duly authorized representatives as of the date first written above.

The Dixie Group, Inc. (Issuer)   Stifel, Nicolaus & Company, Incorporated (Broker)

By: /s/ Gary A. Harmon   By: /s/Hugh P.Milmoe
Name: Gary A. Harmon   Name: Hugh Milmoe
Title: Vice President and   Title: Vice President
             Chief Financial Officer